# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jinxin Technology Holding Co, CIK 0001967631
CUSIP: 47760D201
Title of class of securities: Ordinary shares, par value US$0.00001428571428 per share
Address of issuer's principal executive offices: SHENGYIN BUILDING, SHENGXIA ROAD 666, BUILDING D, FLOOR 8, PUDONG DISTRICT, SHANGHAI, China (F4), 201203
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-25-013756
Filed by CIK 0002056465

## Reporting persons
- WU CAPITAL LTD: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment reports that the Reporting Person has ceased to be the beneficial owner of more than five percent of the Issuer's outstanding ordinary shares and constitutes an exit filing for the Reporting Person.
- Xinyi Cai: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Ms. Xinyi Cai beneficially owns 100% of the equity interests in Wu Capital Limited through a trust for which she acts as the settlor. Wu Capital Limited disposed of all ordinary shares of the Issuer previously held by it. Accordingly, Ms. Xinyi Cai no longer beneficially owns any ordinary shares of the Issuer. This Amendment reports that the Reporting Person has ceased to be the beneficial owner of more than five percent of the Issuer's outstanding ordinary shares and constitutes an exit filing for the Reporting Person.

## Item 1. Issuer
Name of issuer: Jinxin Technology Holding Co
Address of issuer's principal executive offices: SHENGYIN BUILDING, SHENGXIA ROAD 666, BUILDING D, FLOOR 8, PUDONG DISTRICT, SHANGHAI, CHINA 201203

## Item 2. Person Filing
Name of person filing:
WU CAPITAL LTD

Xinyi Cai
Address of principal business office or, if none, residence:
Wu Capital Limited: Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands

Xinyi Cai: Flat A, 22/F, Tower 2, Regence Royale, 2 Bowen Road, Hong Kong
Citizenship:
WU CAPITAL LTD - VIRGIN ISLANDS, BRITISH

Xinyi Cai - HONG KONG

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
WU CAPITAL LTD: 0
Xinyi Cai: 0
Percent of class: 0
Sole power to vote or to direct the vote:
WU CAPITAL LTD - 0

Xinyi Cai - 0
Shared power to vote or to direct the vote:
WU CAPITAL LTD - 0

Xinyi Cai - 0
Sole power to dispose or to direct the disposition:
WU CAPITAL LTD - 0

Xinyi Cai - 0
Shared power to dispose or to direct the disposition:
WU CAPITAL LTD - 0

Xinyi Cai - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement

## Signatures
- WU CAPITAL LTD: /s/ Xinyi Cai, Xinyi Cai/Director (10/30/2026)
- Xinyi Cai: /s/ Xinyi Cai, Xinyi Cai (10/30/2026)